UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 3
to
SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
PRA INTERNATIONAL
(Name of the Issuer)

PRA International
GG Holdings I, Inc.
GG Merger Sub I, Inc.
Genstar Capital Partners V, L.P.
Genstar Capital Partners IV, L.P.
Genstar Capital Partners III, L.P.
Stargen V, L.P.
Stargen IV, L.P.
Jean-Pierre L. Conte
Robert J. Weltman
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

69353C101
(CUSIP Number of Class of Securities)

William M. Walsh, III
Secretary
PRA International
12120 Sunset Hills Road
Suite 600
Reston, Virginia 20190
(703) 464-6300

Copies to:

Morton A. Pierce Chang-Do Gong Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, New York 10019 (212) 259-8000	Charles Nathan Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. ☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  ☐    The filing of a registration statement under the Securities Act of 1933.

c.  ☐    A tender offer

d.  ☐    None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☑

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transactional Valuation*	Amount of Filing Fee**
$796,397,697.50	$24,449.41

*	Calculated solely for the purpose of determining the filing fee. The filing fee was calculated based on the sum of (1) an aggregate cash payment of $755,797,228.50 for the proposed per share cash payment of $30.50 for 24,780,237 outstanding shares of PRA common stock and (2) an aggregate cash payment of $40,600,469 expected to be paid upon the cancellation of outstanding options having an exercise price of less than $30.50 (the sum of (1) and (2), the “Total Valuation”).

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 0.0000307.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,449.41
Form or Registration No.: Schedule 14A — Preliminary Proxy Statement
Filing Party: PRA International
Date Filed: August 28, 2007

i

INTRODUCTION

This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, as amended, and together with the exhibits hereto (the “Transaction Statement”), is being filed by: (1) PRA International, a Delaware corporation (“PRA”), the issuer of the common stock, par value $0.01 per share (“Common Stock”), that is subject to the Rule 13e-3 transaction, (2) GG Holdings I, Inc., a Delaware corporation (“Parent”), (3) GG Merger Sub I, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), (4) Genstar Capital Partners V, L.P., a Delaware limited partnership (“Genstar V”), (5) Genstar Capital Partners IV, L.P., a Delaware limited partnership (“Genstar IV”), (6) Genstar Capital Partners III, L.P., a Delaware limited partnership (“Genstar III”), (7) Stargen V, L.P., a Delaware limited partnership (“Stargen V”), (8) Stargen IV, L.P., a Delaware limited partnership (“Stargen IV”), (9) Jean-Pierre L. Conte, an individual (“Conte”), and (10) Robert J. Weltman, an individual (“Weltman,” and collectively with PRA, Parent, Merger Sub, Genstar V, Genstar IV, Genstar III, Stargen V, Stargen IV and Conte, the “Filing Persons”).

Pursuant to the Agreement and Plan of Merger, dated as of July 24, 2007 (the “Merger Agreement”), by and among PRA, Parent and Merger Sub, Merger Sub will merge with and into PRA, the separate corporate existence of Merger Sub will cease, and PRA will continue as the surviving corporation and become a wholly-owned subsidiary of Parent (the “Merger”). Under the Merger Agreement, each share of the Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares owned by Parent or Merger Sub or held in the treasury of PRA or shares held by a holder who has properly exercised and perfected his or her appraisal rights under Delaware law, which are referred to as company dissenting shares) will be converted into the right to receive $30.50 in cash, without interest and less any applicable withholding tax. In addition, all outstanding options for PRA Common Stock will be cancelled in exchange for the right to receive $30.50 multiplied by the number of shares subject to such option less the aggregate exercise price of such option (other than options that are exchanged for options to purchase shares of Parent Common Stock). The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the approval of the existing stockholders of PRA.

Concurrently with the filing of this Transaction Statement, PRA is filing with the Securities and Exchange Commission a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of the stockholders of PRA, at which the stockholders will consider and vote upon a proposal to adopt the Merger Agreement and the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in the event there are insufficient votes at the time of the special meeting to adopt the Merger Agreement. The adoption of both proposals requires the affirmative vote of stockholders holding at least a majority of the shares of the Common Stock outstanding as of the close of business on the record date relating to the special meeting of PRA’s stockholders.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including PRA, takes responsibility for the accuracy of any information not supplied by such Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person, that PRA is “controlled” by any other Filing Person or that any Filing Person is an “affiliate” of PRA within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1.	Summary of Term Sheet.

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address.

PRA International
12120 Sunset Hills Road
Suite 600
Reston, Virginia 20190
(703) 464-6300

(b) Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting of Stockholders — Record Date”

(c) Trading Market and Price.  The information set forth in the Proxy Statement under the caption “Other Important Information Regarding PRA — PRA Common Stock Market Price and Dividend Data” is incorporated herein by reference.

(d) Dividends.  The information set forth in the Proxy Statement under the caption “Important Information Regarding PRA — PRA Common Stock Market Price and Dividend Data” is incorporated herein by reference.

(e) Prior Public Offerings.  The information set forth in the Proxy Statement under the caption “Other Important Information Regarding PRA — PRA Common Stock Market Price and Dividend Data” is incorporated herein by reference.

(f) Prior Stock Purchases.  The information set forth in the Proxy Statement under the caption “Important Information Regarding PRA — Prior Stock Purchases and Sales of PRA Common Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

(a) Name and Address.

“Summary Term Sheet — The Parties to the Merger”

“The Parties to the Merger”

“Appendix F”

(b) Business and Background of Entities.

“Summary Term Sheet — The Parties to the Merger”

“The Parties to the Merger”

“Appendix F”

(c) Business and Background of Natural Persons.

“Appendix F”

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors — Voting Agreement”

“Special Factors — Guaranty of Genstar V; Remedies under the Merger Agreement”

“The Special Meeting of Stockholders — Voting Rights; Quorum; Vote Required for Approval”

“The Merger Agreement — Merger Consideration”

“Special Factors — The Genstar Filers’ Purpose and Reasons for the Merger”

“Special Factors — Effects of the Merger”

“Special Factors — Accounting Treatment of the Merger”

“Appendix A — Agreement and Plan of Merger”

“Appendix D — Voting Agreement”

“Appendix E — Limited Guaranty”

(c) Different Terms.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors — Effects of the Merger”

“Special Factors — Guaranty of Genstar V; Remedies under the Merger Agreement”

“Special Factors — Interests of PRA’s Directors and Executive Officers in the Merger”

“Special Factors — Voting Agreement”

“The Merger Agreement — Treatment of Stock Options”

“The Merger Agreement — Directors’ and Officers’ Indemnification Insurance of the Surviving Corporation”

“Appendix A — Agreement and Plan of Merger”

“Appendix D — Voting Agreement”

(d) Appraisal Rights.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting of Stockholders — Rights of Stockholders who Object to the Merger”

“Dissenters’ Appraisal Rights”

“Appendix C — Section 262 of the General Corporation Law of the State of Delaware”

(e) Provisions of Unaffiliated Security Holders.  The Filing Persons have not made any provision in connection with the Merger to grant unaffiliated stockholders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f) Eligibility of Listing or Trading.  Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

(a) Transactions.

“Summary Term Sheet”

“Special Factors — Background of the Merger”

“Special Factors — Interests of PRA’s Directors and Executive Officers in the Merger”

(b) Significant Corporate Events.

“Summary Term Sheet”

“Special Factors — Background of the Merger”

“Special Factors — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

“Special Factors — The Genstar Filers’ Purpose and Reasons for the Merger”

“Special Factors — Plans for PRA after the Merger”

“Special Factors — Effects of the Merger”

“Special Factors — Financing”

“Special Factors — Guaranty of Genstar V; Remedies under the Merger Agreement”

“Special Factors — Interests of PRA’s Directors and Executive Officers in the Merger”

“Special Factors — Voting Agreement”

“Other Important Information Regarding PRA — Prior Purchases and Sales of PRA Common Stock”

“Appendix E — Limited Guaranty”

“Appendix D — Voting Agreement”

(c) Negotiations or Contacts.

“Summary Term Sheet”

“Special Factors — Background of the Merger”

(e) Agreements Involving Securities.

“Summary Term Sheet”

“Special Factors — Background of the Merger”

“Special Factors — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

“Special Factors — Effects of the Merger”

“Special Factors — Financing”

“Special Factors — Guaranty of Genstar V; Remedies under the Merger Agreement”

“Special Factors — Interests of PRA’s Directors and Executive Officers in the Merger”

“Special Factors — Voting Agreement”

“The Merger Agreement”

“Other Important Information Regarding PRA — Prior Purchases and Sales of PRA Common Stock”

“Appendix A — Agreement and Plan of Merger”

“Appendix D — Voting Agreement”

“Appendix E — Limited Guaranty”

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

(b) Use of Securities Acquired.

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors — The Genstar Filers’ Purpose and Reasons for the Merger”

“Special Factors — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

“Special Factors — Plans for PRA after the Merger”

“Special Factors — Effects of the Merger”

“Special Factors — Interests of PRA’s Directors and Executive Officers in the Merger”

“The Merger Agreement — Merger Consideration and Effects of Merger”

“Annex A — Agreement and Plan of Merger”

(c) (1)-(8) Plans.

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors — Background of the Merger”

“Special Factors — The Genstar Filers’ Purpose and Reasons for the Merger”

“Special Factors — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

“Special Factors — Plans for PRA after the Merger”

“Special Factors — Effects of the Merger”

“Special Factors — Financing”

“Special Factors — Interests of PRA’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

“Annex A — Agreement and Plan of Merger”

Item 7.	Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

(a) Purposes.

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors — Background of the Merger”

“Special Factors — The Genstar Filers’ Purpose and Reasons for the Merger”

“Special Factors — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

“Special Factors — Plans for PRA after the Merger”

“Special Factors — Effects of the Merger”

(b) Alternatives.

“Special Factors — Background of the Merger”

“Special Factors — The Genstar Filers’ Purpose and Reasons for the Merger”

“Special Factors — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

“Special Factors — Effects on PRA if the Merger is not Completed”

(c) Reasons.

“Summary Term Sheet”

“Special Factors — Background of the Merger”

“Special Factors — The Genstar Filers’ Purpose and Reasons for the Merger”

“Special Factors — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

(d) Effects.

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors — Background of the Merger”

“Special Factors — The Genstar Filers’ Purpose and Reasons for the Merger”

“Special Factors — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

“Special Factors — Plans for PRA after the Merger”

“Special Factors — Effects of the Merger”

“Special Factors — Effects on PRA if the Merger is Not Completed”

“Special Factors — Material U.S. Federal Income Tax Consequences”

“The Merger Agreement”

“Appendix — Agreement and Plan of Merger”

Item 8.	Fairness of the Transaction.

Regulation M-A Item 1014

(a) Fairness.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors — Background of the Merger”

“Special Factors — The Genstar Filers’ Purpose and Reasons for the Merger”

“Special Factors — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

(b) Factors Considered in Determining Fairness.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors — Background of the Merger”

“Special Factors — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

“Special Factors — Opinion of Credit Suisse Securities (USA) LLC”

“Special Factors — The Genstar Filers’ Purpose and Reasons for the Merger”

“Special Factors — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

“Annex B — Opinion of Credit Suisse Securities (USA) LLC”

(c) Approval of Security Holders.  The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting — Voting Rights; Quorum; Vote Required for Approval”

(d) Unaffiliated Representative.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — Background of the Merger”

“Special Factors — The Genstar Filers’ Purpose and Reasons for the Merger”

“Special Factors — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

“Special Factors — Opinion of Credit Suisse Securities (USA) LLC”

(e) Approval of Directors.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — Background of the Merger”

“Special Factors — The Genstar Filers’ Purpose and Reasons for the Merger”

“Special Factors — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

“Special Factors — Interests of PRA’s Directors and Executive Officers in the Merger”

(f) Other Offers.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors — Background of the Merger”

Item 9.	Reports, Opinions, Appraisals and Negotiations.

Regulation M-A Item 1015

(a) Report, Opinion or Appraisal.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — Background of the Merger”

“Special Factors — The Genstar Filers’ Purpose and Reasons for the Merger”

“Special Factors — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

“Special Factors — Opinion of Credit Suisse Securities (USA) LLC”

“The Merger Agreement — Representations and Warranties”

“Annex B — Opinion of Credit Suisse Securities (USA) LLC”

(b) Preparer and Summary of the Report, Opinion or Appraisal.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — Background of the Merger”

“Special Factors — The Genstar Filers’ Purpose and Reasons for the Merger”

“Special Factors — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

“Special Factors — Opinion of Credit Suisse Securities (USA) LLC”

“The Merger Agreement — Representations and Warranties”

“Appendix B — Opinion of Credit Suisse Securities (USA) LLC”

(c) Availability of Documents.  The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of PRA during its regular business hours by any interested holder of the Common Stock or his, her or its representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

(a) Source of Funds.

“Summary Term Sheet”

“Special Factors — Background of the Merger”

“Special Factors — Financing”

“Special Factors — Guaranty of Genstar V; Remedies under the Merger Agreement”

“Special Factors — Fees and Expenses”

“The Merger Agreement — Fees and Expenses”

“Appendix A — Agreement and Plan of Merger”

(b) Conditions.

“Summary Term Sheet”

“Special Factors — Background of the Merger”

“Special Factors — Effects of the Merger”

“Special Factors — Effects on PRA if the Merger is not Completed”

“Special Factors — Financing”

“The Merger Agreement”

“Appendix A — Agreement and Plan of Merger”

(c) Expenses.

“Special Factors — Background of the Merger”

“Special Factors — Financing”

“Special Factors — Fees and Expenses of the Merger”

“The Merger Agreement — Termination”

“The Merger Agreement — Fees and Expenses”

“Appendix A — Agreement and Plan of Merger”

(d) Borrowed Funds.

“Summary Term Sheet”

“Special Factors — Background of the Merger”

“Special Factors — Financing of the Merger”

“Appendix A — Agreement and Plan of Merger”

Item 11.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

(a) Securities Ownership.

“Summary Term Sheet”

“Special Factors — Interests of PRA’s Directors and Executive Officers in the Merger”

“Other Important Information Regarding PRA — Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions.

“Other Important Information Regarding PRA — Security Ownership of Certain Beneficial Owners and Management”

“Other Important Information Regarding PRA — Prior Purchases and Sales of PRA Common Stock”

Item 12.	The Solicitation or Recommendation.

Regulation M-A Item 1012

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

(d) Intent to Tender or Vote in a Going-Private Transaction.

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting of Stockholders — Voting Rights; Quorum; Vote Required for Approval”

“Special Factors — The Genstar Filers’ Purpose and Reasons for the Merger”

“Special Factors — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

“Special Factors — Voting Agreement”

Appendix D — Voting Agreement

(e) Recommendations of Others.

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors — Background of the Merger”

“Special Factors — The Genstar Filers’ Purpose and Reasons for the Merger”

“Special Factors — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

“Special Factors — Voting Agreement”

“Appendix D — Voting Agreement”

Item 13.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding PRA — Selected Historical Financial Information”

“Other Important Information Regarding PRA — Ratio of Earnings to Fixed Charges”

“Other Important Information Regarding PRA — Book Value Per Share” “Where You Can Find Additional Information”

(b) Pro Forma Information.  Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

(a) Solicitations or Recommendations.

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting of Stockholders — Solicitation of Proxies”

“Special Factors — Background of the Merger”

“Special Factors — The Genstar Filers’ Purpose and Reasons for the Merger”

“Special Factors — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

“Special Factors — Interests of PRA’s Directors and Executive Officers in the Merger”

“Special Factors — Fees and Expenses of the Merger”

(b) Employees and Corporate Assets.

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors — Background of the Merger”

“Special Factors — The Genstar Filers’ Purpose and Reasons for the Merger”

“Special Factors — Fees and Expenses of the Merger”

“Special Factors — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger”

“Special Factors — Interests of PRA’s Directors and Executive Officers in the Merger”

“The Merger Agreement — Fees and Expenses”

“Appendix A — Agreement and Plan of Merger”

Item 15.	Additional Information.

Regulation M-A Item 1011

(b) Other Material Information.  The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits.

Regulation M-A Item 1016

(a)(1)	Letter to Stockholders of PRA International, incorporated herein by reference to the Proxy Statement.
(a)(2)	Notice of Special Meeting of Stockholders of PRA International, incorporated herein by reference to the Proxy Statement.
(a)(3)	Proxy Statement of PRA International, incorporated herein by reference to the Proxy Statement.
(a)(4)	Letter to PRA International employees, dated July 25, 2007, incorporated herein by reference to the Schedule 14A filed by PRA International with the Securities and Exchange Commission on July 25, 2007.
(a)(5)	Form of proxy card, incorporated herein by reference to the Proxy Statement.
(b)(1)	Amended and Restated First and Second Lien Facilities Commitment Letter, Termination of Mezzanine Commitment Letter, dated August 31, 2007, to GG Holdings I Inc., from UBS Loan Finance LLC, UBS Securities LLC and Jefferies Finance LLC.†
(b)(2)	$170.0 Million Senior Subordinated Notes Commitment Letter, dated August 31, 2007, to GG Holdings I, Inc., from Caisse de dépôt et placement du Québec.†
(c)(1)	Opinion of Credit Suisse Securities (USA) LLC, dated as of July 24, 2007.†
(c)(2)*	Presentation of Credit Suisse Securities (USA) LLC to the Special Committee of the Board of Directors of PRA International, dated April 9, 2007.†
(c)(3)*	Presentation of Credit Suisse Securities (USA) LLC to the Special Committee of the Board of Directors of PRA International, dated June 14, 2007.†
(c)(4)*	Presentation of Credit Suisse Securities (USA) LLC to the Special Committee of the Board of Directors of PRA International, dated July 24, 2007.†
(c)(5)*	Presentation of Credit Suisse Securities (USA) LLC to the Special Committee of the Board of Directors of PRA International, dated April 30, 2007.†
(c)(6)*	Presentation of Credit Suisse Securities (USA) LLC to the Special Committee of the Board of Directors of PRA International, dated May 8, 2007.†
(c)(7)*	Presentation of Credit Suisse Securities (USA) LLC to the Special Committee of the Board of Directors of PRA International, dated May 14, 2007.†
(d)(1)	Agreement and Plan of Merger, dated as of July 24, 2007, by and among PRA International, GG Holdings I, Inc., and GG Merger Sub I, Inc.†
(d)(2)	Equity Commitment Letter, dated July 24, 2007, to GG Holdings I, Inc., from Genstar Capital Partners V, L.P.†
(d)(3)	Voting Agreement, dated as of July 24, 2007, by and among Genstar Capital Partners III, L.P., Stargen III, L.P. and PRA International.†
(d)(4)	Limited Guaranty of Genstar Capital Partners V, L.P., dated July 24, 2007.†
(f)(1)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Appendix C of the Proxy Statement.
(g)	None.

*	Certain of the presentations filed as Exhibits c(2)-c(7) to this Schedule 13E-3 include forecasted financial information. The financial forecasts in these presentations were prepared by PRA’s senior management for internal use and to assist potential acquirers and the financial advisor to the special committee with their evaluation of PRA and not with a view toward public disclosure or toward complying with U.S. generally accepted accounting principles, the published guidelines of the SEC regarding forecasts or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. PricewaterhouseCoopers LLP, PRA’s independent registered certified public accounting firm, has not examined or compiled any of the forecasted information included in any of the presentations filed as Exhibits to this Schedule 13E-3.

†	Previously filed.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2007

PRA INTERNATIONAL

By:	/s/ Terrance J. Bieker
Name:     Terrance J. Bieker

Title:	Chief Executive Officer

GG HOLDINGS I, INC.

By:	/s/ Jean-Pierre L. Conte
Name:     Jean-Pierre L. Conte

Title:	President

GG MERGER SUB I, INC.

By:	/s/ Jean-Pierre L. Conte
Name:     Jean-Pierre L. Conte

Title:	President

GENSTAR CAPITAL PARTNERS V, L.P.

By:	Genstar Capital V, L.P.
Its:	General Partner
By:	Genstar V GP LLC
Its:	General Partner

By:	/s/ Jean-Pierre L. Conte
Name:     Jean-Pierre L. Conte

Title:	Managing Director

GENSTAR CAPITAL PARTNERS IV, L.P.

By:	Genstar Capital IV, L.P.

Its:	General Partner

By:	Genstar IV GP LLC

Its:	General Partner

By:	/s/ Jean-Pierre L. Conte
Name:     Jean-Pierre L. Conte

Title:	Managing Director

GENSTAR CAPITAL PARTNERS III, L.P.

By:	Genstar Capital III, L.P.

Its:	General Partner

By:	Genstar Capital III GP LLC

Its:	General Partner

By:	/s/ Jean-Pierre L. Conte
Name:     Jean-Pierre L. Conte

Title:	Managing Director

STARGEN V, L.P.

By:	Genstar Capital V, L.P.

Its:	General Partner

By:	Genstar V GP LLC

Its:	General Partner

By:	/s/ Jean-Pierre L. Conte
Name:     Jean-Pierre L. Conte

Title:	Managing Director

STARGEN IV, L.P.

By:	Genstar Capital IV, L.P.

Its:	General Partner

By:	Genstar IV GP LLC

Its:	General Partner

By:	/s/ Jean-Pierre L. Conte
Name:     Jean-Pierre L. Conte

Title:	Managing Director

JEAN-PIERRE L. CONTE

/s/ Jean-Pierre L. Conte

ROBERT J. WELTMAN

/s/ Robert J. Weltman

Exhibit Index

(a)(1)	Letter to Stockholders of PRA International, incorporated herein by reference to the Proxy Statement.
(a)(2)	Notice of Special Meeting of Stockholders of PRA International, incorporated herein by reference to the Proxy Statement.
(a)(3)	Proxy Statement of PRA International, incorporated herein by reference to the Proxy Statement.
(a)(4)	Letter to PRA International employees, dated July 25, 2007, incorporated herein by reference to the Schedule 14A filed by PRA International with the Securities and Exchange Commission on July 25, 2007.
(a)(5)	Form of proxy card, incorporated herein by reference to the Proxy Statement.
(b)(1)	Amended and Restated First and Second Lien Facilities Commitment Letter, Termination of Mezzanine Commitment Letter, dated August 31, 2007, to GG Holdings I, Inc., from UBS Loan Finance LLC, UBS Securities LLC and Jefferies Finance LLC.†
(b)(2)	$170.0 Million Senior Subordinated Notes Commitment Letter, dated August 31, 2007, to GG Holdings I, Inc., from Caisse de dépôt et placement du Québec.†
(c)(1)	Opinion of Credit Suisse Securities (USA) LLC, dated as of July 24, 2007.†
(c)(2)*	Presentation of Credit Suisse Securities (USA) LLC to the Special Committee of the Board of Directors of PRA International, dated April 9, 2007.†
(c)(3)*	Presentation of Credit Suisse Securities (USA) LLC to the Special Committee of the Board of Directors of PRA International, dated June 14, 2007.†
(c)(4)*	Presentation of Credit Suisse Securities (USA) LLC to the Special Committee of the Board of Directors of PRA International, dated July 24, 2007.†
(c)(5)*	Presentation of Credit Suisse Securities (USA) LLC to the Special Committee of the Board of Directors of PRA International, dated April 30, 2007.†
(c)(6)*	Presentation of Credit Suisse Securities (USA) LLC to the Special Committee of the Board of Directors of PRA International, dated May 8, 2007.†
(c)(7)*	Presentation of Credit Suisse Securities (USA) LLC to the Special Committee of the Board of Directors of PRA International, dated May 14, 2007.†
(d)(1)	Agreement and Plan of Merger, dated as of July 24, 2007, by and among PRA International, GG Holdings I, Inc., and GG Merger Sub I, Inc.†
(d)(2)	Equity Commitment Letter, dated July 24, 2007, to GG Holdings I Inc., from Genstar Capital Partners V, L.P.†
(d)(3)	Voting Agreement, dated as of July 24, 2007, by and among Genstar Capital Partners III, L.P., Stargen III, L.P. and PRA International.†
(d)(4)	Limited Guaranty of Genstar Capital Partners V. L.P., dated July 24, 2007.†
(f)(1)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Appendix C of the Proxy Statement.
(g)	None

*	Certain of the presentations filed as Exhibits c(2)-c(7) to this Schedule 13E-3 include forecasted financial information. The financial forecasts in these presentations were prepared by PRA’s senior management for internal use and to assist potential acquirers and the financial advisor to the special committee with their evaluation of PRA and not with a view toward public disclosure or toward complying with U.S. generally accepted accounting principles, the published guidelines of the SEC regarding forecasts or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. PricewaterhouseCoopers LLP, PRA’s independent registered certified public accounting firm, has not examined or compiled any of the forecasted information included in any of the presentations filed as Exhibits to this Schedule 13E-3.

†	Previously filed.